NRG ENERGY, INC.

804 Carnegie Center

Princeton, New Jersey 08540

March 17, 2017

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	NRG Energy, Inc.
Registration Statement on Form S-4 (File No. 333-216383)

Ladies and Gentlemen:

NRG Energy, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-216383) (the “Registration Statement”), to  4:00 p.m., Eastern Time, on Tuesday, March 21, 2017, or as soon thereafter as possible.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act.  In addition, the Company acknowledges that

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact  Paul Zier of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2180, as soon as the Registration Statement has been declared effective.

Sincerely,

NRG ENERGY, INC.

		By:	/s/ Brian E. Curci
Name: Brian E. Curci
Title: Corporate Secretary

cc:	Paul Zier
Kirkland & Ellis LLP